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February 3, 2017

February 3, 2017 Gold Demand Trends Full Year 2016 Published 3rd February 2017 A four-year high in investment drove price gains and demand growth 2016 fullyear gold demand gained 2% to reach a 3year high of 4,308.7t. Annual inflows into ETFs reached 531.9t, the second highest on record. Declines in jewellery and central bank purchases offset this growth. Annual bar and coin demand was broadly stable at 1,029.2t, helped by a Q4 surge. Change in annual gold demand, 2016 v 2015 Tonnes 5,200 5,000 4,800 4,600 4,400 4,200 4,000 3,800 4,215.8 +660.2 9.5 17.9 192.9 347.0 4,308.7 +92.9 2015 ETFs & similar Technology Bar and coin Central banks Jewellery 2016 Net change (2016 vs 2015) Source: Metals Focus World Gold Council Highlights 2016 was the second best year for ETFs on record. Global demand for goldbacked ETFs and similar products (ETFs) was 531.9t  the highest since 2009. Q4 saw outflows. Bar and coin demand sprang into life in Q4. Having been subdued for most of the year, the price fall in Q4 was the buying opportunity many retail investors had been waiting for. Q4 was China’s strongest quarter for bar and coin demand since Q2 2013. The gold price ended the year up 8%. Having risen 25% by the end of September, gold relinquished some of its gains in Q4 following Trump’s conciliatory acceptance speech and the FOMC’s interest rate rise. 2016 saw a 7year low for jewellery demand. Rising prices for much of the year, regulatory and fiscal hurdles in India and China’s softening economy were key reasons for weakness in the sector. India’s shock demonetisation policy brought the market to a virtual standstill. An initial rush for gold following the policy announcement came to a swift halt in the ensuing cash crunch. Central bank demand was the lowest since 2010. Net purchases (383.6t) were 33% lower than 2015, due in part to increased pressure on FX reserves. Despite this, 2016 was the 7th consecutive year of net purchases by central banks. Contributors Louise Street, Krishan Gopaul, Mukesh Kumar, Carol Lu, Alistair Hewitt. Contact us:

Jewellery

Hit by high gold prices, annual jewellery demand fell to a seven-year low of 2,041.6t.

- **Indian annual jewellery demand ended 2016 down 22% after a year of upheaval in the gold industry**
- **Chinese jewellery demand declined further from its 2013 peak; tight supply conditions constrained the market in Q4**
- **The usual seasonal Q4 lift in global jewellery demand was augmented by a sharp fall in the gold price towards the end of the year: 26% growth was the strongest Q4 q-o-q rise for 10 years**

Tonnes	2015	2016	YoY
World total	2,388.6	2,041.6	▼ -15%
India	662.3	514.0	▼ -22%
China	753.4	629.0	▼ -17%

A 5% drop in Q4 (to 622.0t) set the seal on a difficult year for gold jewellery: full-year demand was down by 15%. Most markets saw losses, with just one or two exceptions. India and China – the two largest markets – together accounted for almost 80% of the 347.0t decline in full-year demand. India saw the biggest decline: the market faced challenges on several fronts.

High gold price helped push global jewellery demand to seven-year low



Tonnes
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
2015
Weakness in India and China explained 273t of the 347t drop in annual global jewellery demand in 2016.
Rest of World
China
India

Source: Metals Focus; GFMS, Thomson Reuters; World Gold Council

India

Indian annual jewellery demand fell to a 7-year low amid strikes, regulation and high gold prices. Indian demand was 148.3t lighter than 2015 – the biggest yearly decline recorded in our historical data series.

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Circumstances in India during 2016 created a very challenging environment in which to collect accurate data on gold demand. In Q1, the nationwide jewellers’ strike effectively shut down the gold industry. Further difficulties arose when the government’s clampdown on undeclared income – which reached its pinnacle in Q4 with the demonetisation policy – drove an element of gold demand into the shadier grey market. Should further information regarding demand come to light, we will revise the data accordingly. October festival demand and a timely price dip lifted jewellery demand, before a liquidity squeeze kicked in. The steep drop in the gold price, which coincided with the festival of Dussehra, supported gold demand in the first two weeks of October. Lower prices also added lustre to the key gold -buying occasion of Diwali. Then came the government’s shock withdrawal of high -denomination (Rs500 and Rs1000) banknotes. The announcement on 8th November caught the market off -guard. Demand spiked in the few days immediately following the move. In a frantic bid to exchange now -obsolete banknotes, consumers rushed to buy gold: this pushed the local price to a premium over the global spot price. For many, gold had become the preferred route to channel their unaccounted wealth; prices for these ‘grey market’ transactions were reportedly as high as Rs50,000/10g, compared with a market price of Rs31,000/10g 1. This rush drained retailers of their stocks, before a severe liquidity squeeze took hold. Local Indian gold prices remain in discount US$/oz 20 Demand for gold spiked in the immediate wake of demonetisation, which pushed the local price to a premium. But it was short -10 lived: the price moved back into discount as the cash squeeze took hold. 0 -10 -20 -30 -40 -50 Dec 2015 Jan 2016 Feb 2016 Mar 2016 Apr 2016 May 2016 Jun 2016 Jul 2016 Aug 2016 Sep 2016 Oct 2016 Nov 2016 Dec 2016 Source: National Commodity & Derivatives Exchange Ltd; World Gold Council Rural communities were hardest hit by the cash crunch, but the effect is likely to be temporary; healthy incomes from the good monsoon should support gold demand going forward. Demand from the cash -reliant rural population fell sharply as liquidity dried up. And not just for gold. Sales of two -wheelers in November and December were down by 6% and 22% respectively. Mahindra and Mahindra reported a 23% fall in November tractor sales. But this is a temporary phenomenon. As the invalid currency is returned, via bank deposits, to the financial system and gradually replaced with new Rs500 and Rs2,000 notes, liquidity will improve. The latest monsoon was good and rural incomes correspondingly healthy: this is positive for gold demand. The number of digital transactions should start to creep higher on the government’s push to increase transparency in the gold market. This may already be taking effect: national jewellery chain stores outperformed smaller, independent stores during the quarter. Demand was muted during the first few weeks of 2017 as the industry awaited the government’s 1st February budget, for confirmation of custom duty for gold and the GST rate to be imposed later this year. Once these details are confirmed, we expect healthy levels of pent -up demand – and re -stocking by the trade – to support the market.

China

Disappointing holiday sales contributed to a 13% y-o-y decline in Q4 jewellery demand in China. Despite the fall in the gold price, gold jewellery demand fell far short of expectations during October's 'Golden Week' national holiday. We have previously highlighted that younger Chinese, in particular, prefer to spend their income on experiences such as travel, rather than on material things, including gold jewellery. And that trend certainly seemed to play out in October: as the number of domestic tourists soared from the previous year, sales of gold jewellery slumped.

Sentiment rallied in December, but consumer demand and trade stock-building were constrained by tight supply. Towards the end of the year, as the lunar New Year loomed closer, demand recovered. Sentiment improved as the outcome of the US election cleared a key element of uncertainty from the market. Consumer interest picked up, sparked by lower prices. Retailers, optimistic for strong demand during the late-January Chinese New Year festivities, placed chunky orders with manufacturers.

The uptick in demand sparked a surge in imports. These flows were not, however, sufficient to quench demand. A tightening of currency controls limited the amount of RMB banks could send overseas, which in turn affected the quantity of gold some importers could bring into the country. [2] This fall in imports reduced the volume of gold available on the domestic market. The simultaneous rise in demand for jewellery, bars and coins caused a steep jump in the local premium on gold vs the global spot price, to almost US$50/oz. Conditions stayed tight in the opening weeks of 2017, ahead of Chinese New Year. And while higher premiums may have triggered recycling activity in recent weeks, the trade may need to re-build stocks throughout Q1, given December's sharp run-down of inventories.

Other Asia

A modest recovery in demand after the Q4 price dip did not match the declines caused by higher average prices earlier in the year. Japan was the only country of the smaller Asian markets where jewellery demand grew in 2016, albeit by just 2%. A slight improvement in domestic consumption was partially offset by waning tourist demand. Vietnamese demand was broadly stable in 2016, inching down to 15.4t from 15.6t in 2015. A relatively low inflation environment, coupled with fairly healthy economic growth, underpinned jewellery demand, which has steadily recovered from the 2012 low of 10.5t.

Middle East & Turkey

Annual jewellery demand in Turkey, further weakened by high local prices and fragile consumer sentiment in Q4, reached a low of 40.0t. Turkish consumers largely missed out on lower gold prices in October as unfavourable currency rates offset the drop in the US$ price. The challenging economic and political environment weighed further on consumer sentiment. This was reflected in a 15% y-o-y decline in Q4 demand.

Lower oil prices, combined with a range of market-specific issues, affected demand across the Middle East: 2016 regional demand slowed 16% to a new low of 193.1t, despite growth in Iran. Low oil prices, weak tourist demand and salary cuts undermined gold demand in the UAE, which fell to a 19-year low of 43.0t. Egypt's currency crisis helped drive demand down by 33% to a new low of 25.5t. Iran bucked the trend: 15% growth in Q4 helped push annual demand up to 41.0t. The improving domestic economy provided a supportive environment.

The West

The mild upward trend in US jewellery consumption came to an end in 2016: demand slipped 1% to 118.3t on weakness in the second half of the year. US consumers were more tentative in their demand for gold jewellery in the closing months of 2016. We did see the usual seasonal spike in Q4 gold demand, up 69% from Q3 on holiday-season buying. But this was disrupted by the November Presidential election, which gripped the nation and created an uncertain environment for many consumers.

Q4 and full-year demand in Europe followed similar patterns: France and the UK underperformed broad stability elsewhere. In France, 2016 jewellery demand softened by 4% as consumer confidence was undermined by security concerns

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and increasingly divergent domestic politics. In the UK, the tentative gains made since 2012 came to a halt. Post-Brexit uncertainty and pessimism affected consumers; 04 demand fell5% to 12.2t, leading to a 3% drop in annual demand to

Investment

Investment demand was up 70%, reaching its highest level since 2012. Annual ETF inflows were the strongest since 2009; global bar and coin demand was broadly stable.

- **After three successive quarters of ETF inflows, President Trump's conciliatory acceptance speech and the FOMC's interest rate decision triggered outflows in Q4**
- **Retail investors' positive response to the price fall in October and November pushed Q4 bar and coin demand to its highest quarterly level since Q2 2013**
- **China boosted global demand, whilst India was disrupted by the shock demonetisation programme**

Tonnes	2015	2016	YoY
Investment	918.7	1,561.1	▲ 70%
Bar & Coin	1,047.0	1,029.2	▼ -2%
India	194.9	161.6	▼ -17%
China	228.1	284.6	▲ 25%
Gold-backed ETFs	-128.3	531.9	-

Exchange-traded funds

Annual 2016 demand for gold-backed ETFs and similar products was the second highest on record at 532t, despite Q4 profit-taking. Investment started the year strongly, slowing slightly in the second half, before ending the year with a bout of profit-taking, especially in the US-listed funds.

Strong annual gold-backed ETF inflows were tempered by net outflows in Q4



Tonnes
250
200
150
100
50
0
-50
-100
-150
US$/oz
1,400
1,350
1,300
1,250
1,200
1,150
1,100
1,050
1,000
2016 was the second best year on record, just behind 2009. Inflows totalled 532t.
Jan 2016
Mar 2016
May 2016
Jul 2016
Sep 2016
Nov 2016
Other
Asia
Europe
North America
Gold price (US$/oz, Mth.Avg, rhs)

Source: Respective ETF/ETP providers; ICE Benchmark Administration; World Gold Council

Inflows in the first half of 2016 were led by US strategic investors. Concerns over the uncertain path of future interest rate hikes, the US election, negative interest rates and price momentum supported inflows. Attention turned to Europe in Q3, where investors added around 114t to their holdings as concerns grew around the busy electoral calendar in 2017, with the Netherlands, France and Germany all going to the polls. And inflows continued into Q4. By the end of October, global holdings of gold-backed ETFs had grown by 750t.

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There was an abrupt turnaround in November, with Q4 outflows totalling 193.1t. The turning point was the US election. Global market reactions to the election outcome surprised most analysts. Not only did the result remove a significant element of uncertainty among investors, but Trump’s growth -boosting rhetoric increased US interest rate expectations and pushed the US dollar higher. This triggered profit -taking among some investors, and a sharp correction in the gold price: gold fell to a low of US$1,126/oz in December. US -listed products accounted for 158t of the Q4 outflows, much of which (125.8t) came from the dominant GLD. In contrast, mainland European investors were more steadfast in their positions. Of the 28t of outflows from European -based ETFs in Q4, over 26t were from UK -based products. Conditions in Europe remain unsettled and investors’ eyes are firmly fixed on the risks ahead. Populism across Europe has supported the rise of more extreme political views, with the far -right garnering strong support in several countries. An Ipsos MORI poll shows that nations in Europe are generally very disenfranchised: in France, 89% of those surveyed were unhappy with the direction 3 in which the country is going. Historically low interest rates are still a major concern for investors in Europe, as are the indefinite real -life consequences of Brexit. Sources confirm that investors in these markets are still looking for opportunities to build or add to strategic positions. And the gold price drop in the closing weeks of 2016 provided a good opportunity for some to do just that: there were modest inflows into European -listed ETFs during the first few weeks of 2017. Bars and coins Annual bar and coin demand was 1,029.2t, dipping just 2% y -o -y. Demand was exceptionally soft up until the fourth quarter, when investors took advantage of lower prices in October and November. Q4 was the best quarter since Q2 2013. China had a strong finish to the year. Q4 demand rose 86% y -o -y, pushing annual demand to 284.6t, the highest level since 2013. This was slightly above the 5 -year average of 275t. Four factors underpinned China’s strong finish. 1. Investor interest was sparked in Q4, when the gold price fell from 288 yuan/g to 259 yuan/g. Having watched from the side -lines as the gold price rallied earlier in the year, October and November’s price falls proved to be buying opportunities for many.4 2. Emerging fears of a property bubble in Tier 1 and Tier 2 cities due to new restrictions on property purchases further stimulated demand for gold5 3. The depreciation of the yuan continued to play a role, especially for high -net worth individuals. The yuan lost more than 7% against the dollar over the course of the year, with a sharp drop in Q4. 4. Advance buying – prior to Chinese Lunar New Year on 28th January – drove further demand in Q4. The uptick in demand coincided with tight supply due to restrictive cross -border currency controls. This pushed the local premium over the global spot price to a high of US$48.6/oz. on 15th December. China’s bar and coin demand was its strongest since 2013 [GRAPHIC APPEARS HERE]Tonnes 450 Chinese bar and coin demand has steadily increased over the past 3 400 350 300 250 200 150 100 50 0 years. It is now above its 5 -year average 2010 2011 20122013201420152016 Total bar and coin 5 -year average Source: Metals Focus; GFMS, Thomson Reuters; World Gold Council

India’s gold market suffered in 2016. A raft of regulatory developments, fragile rural sentiment following weak monsoons in 2014 and 2015, and the soaring gold price for most of the year, pushed bar and coin demand down to its lowest level since 2005. Q4 began positively in India. Demand was good leading up to and during Diwali. Rural incomes had been boosted by a good monsoon – the best in three years – and the price drop in October from Rs30,940/10g at the start of the month to a low of Rs29,710/10g was the opportunity many investors had been hoping for. Festive sales were up around 30% on the previous year, and most retailers expected this momentum to continue through November and December. But the shock demonetisation announcement on 8th November disrupted the market. The frenetic rush to convert unaccounted money into gold boosted bar and coin demand in the immediate aftermath of the announcement. But it was short lived. The subsequent cash crunch rocked the market, with sales dropping sharply. Many of the factors that hung over India’s gold market in 2016 look set to linger into 2017. For deeper analysis of these factors, please see our recent publication India’s gold market: evolution & innovation 6. European bar and coin demand stood at 196t. Despite a fall in demand -down 11% on 2015 – Europe remains the second largest bar and coin market in the world. Investor demand rebounded strongly in Q4, with Germany, Switzerland and Austria driving the gains. Seasonal factors had an effect -there was a sharp pick up in small gold bar sales in Germany in the run up to Christmas, supported by a strong marketing push by Degussa. And the spectre of negative interest rates, the migrant crisis, and the fog of uncertainty surrounding Brexit continued to support investment demand. But the primary catalyst was the price dip in October. There was a strong consumer response, which coincided with a drop in gross selling by bullion investors, too. Demand in the United States reached 93.2t, its highest level since 2010. The atmosphere of uncertainty created by global monetary policies and shifting expectations for US interest rate rises supported demand in H1. Demand in Q4 was boosted by investors who took advantage of the sharp price dip following Trump’s November victory. This was coupled with a healthy degree of interest from family offices motivated by the perceived threat of inflation. Bar and coin demand in the Middle East fell to its lowest level on record: just 18.1t. Weak currencies, high local prices and an oil price -driven economic slowdown weighed on demand across the region. There were some interesting country specific issues. Iranian demand has suffered because its central bank has not released any coins since early 2016. The market should receive a boost later this year, when new coins are expected to be launched. These will have secure packaging and a code to monitor sales. In contrast, Turkish retail investment demand rocketed in Q4 following President Erdogan’s vocal support for gold and expectations of a weaker currency, which will boost local gold prices. East Asian bar and coin demand fell 7% in 2016. Demand was weak throughout the year, as high prices weighed on demand. Thailand – the region’s largest market in 2016 – saw demand fall 11%. The second half of the year was particularly weak as the nation mourned the death of its much -loved King Bhumibol. At 69.7t, demand was at its lowest level since 2010. One of the bright spots was Vietnam. While demand was down 10% over the course of the year, it was up 21% y -o -y in Q4. Investors rushed to buy gold as rumours that the government would issue new denomination banknotes to replace the existing VN Dong swept around Ho Chi Minh City and Hanoi. Despite government denials 7, the rumours were sufficient to push demand for the year up to 42.9t.

Central banks and other institutions

With rising pressure on FX reserves, central bank buying slowed to 384t.

- **2016 was the 7th consecutive year of net purchases, albeit the lowest annual total since 2010**
- **Net buying was strongest in Q4, when central banks accumulated over 114t despite a stronger US dollar**
- **Russia, China and Kazakhstan dominated purchases; net sales were again limited**

Tonnes	2015	2016	YoY
Central banks and others	576.5	383.6	▼ -33%

Central banks bought 383.6t on a net basis in 2016, 33% lower than 2015. Quarterly net purchases were strongest at the start and end of the year; Q4 saw the largest net addition to reserves with demand of 114.4t (albeit 32% lower than the same period in 2015).

Buying in 2016 was led by Russia, China and Kazakhstan. Together they accounted for around 80% of the full-year figure. Qatar joined the ranks of central banks adding to gold holdings, increasing its reserves by a net 6.8t between January and October. And many, less active, central banks maintain a firm interest in gold, as highlighted in our previous Gold Demand Trends report. [8]

But central bank buying has slowed from the pace of recent years, recording its lowest annual level since 2010. Purchases were 32% down on the annual average of 566.9t recorded between 2011 and 2015. Purchases by China, despite being one of the biggest buyers during the year, slowed to a halt in November and December. And several central banks have reduced their gold holdings: Venezuela (which is suffering a severe economic crisis), Azerbaijan, Argentina and Jordan all reported a drop in reserves.[9]

The slowdown in purchases and increase in sales can be partly attributed to pressure on FX reserves. Reserves management has become especially challenging. China is a noteworthy example, having seen its FX reserves fall by over US$300bn (-10%)[10] over the course of 2016. Other countries, such as Venezuela (-13%) and Jordan (-13%), have also seen their reserves dwindle.

Central bank net purchases slowed in 2016


Tonnes
700
600
500
400
300
200
100
0
2010
2011
2012
2013
2014
2015
2016
2016 was the 7th consecutive year of net buying by central banks, but purchases slowed to 384t, 32% below the 5-year average.
Central bank net purchases
5-year average (2011-2015)

Source: Metals Focus; GFMS, Thomson Reuters; World Gold Council

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Technology

Gold demand in the technology sector declined 3% in 2016, as Q1 weakness weighed on performance.

- **Electronics demand fell 3% in 2016: first half losses outweighed end-of-year recovery**
- **Annual demand declined in both the 'other industrial' and dental segments; Q4 saw an upturn in other industrial demand**

Tonnes	2015	2016	YoY
Technology	332.0	322.5	▼ -3%
Electronics	262.2	254.5	▼ -3%
Other Industrial	50.9	50.0	▼ -2%
Dentistry	18.9	18.0	▼ -5%

Despite an upturn late in the year, annual demand for gold in technology fell 3% in 2016, from 332.0t to 322.5t. Q1 weakness, caused by global economic uncertainty, higher gold prices and substitution, squeezed the full year total. Q4 was a bright spot, though: quarterly demand hit its highest level since Q2 2015.

Electronics

Gold used in electronics rose 4% y-o-y to 66.9t in Q4, boosted by increased demand for gold bonding wire and Printed Circuit Boards (PCBs). While demand slowed in the LED and wireless sectors, rampant growth in the gold bonding wire and PCB industries lifted the quarterly total to positive territory.

Gold bonding wire benefited hugely from more widespread use of fingerprint and iris sensors. The latest smartphone models released by Samsung and Huawei use biometric data from eye scanning to enhance security and are widely regarded as industry trend setters. As a result, sensor makers in mainland China, Taiwan and South Korea were operating at full capacity and have since increased both prices and lead time to meet demand.

Gold used in PCBs grew in line with increased smartphone shipments in Q4. The impact of the growth in High Density Interconnects (HDIs), which reduce the volume of gold used in PCBs, was outweighed by the growth in shipments.

Demand from the LED and wireless industries paled in comparison. Increasingly, LED manufacturers are adopting more advanced packaging technology in vehicle lighting. Chip Scale Packaging (CSP), which can more easily withstand a vibrating environment, has size reduction and cost saving advantages. This miniaturisation reduced gold volumes. The wireless sector, on the other hand, slowed down largely due to seasonal factors.

More new uses of gold are being uncovered. Researchers from the Israel Institute of Technology have developed sensors made from gold nanoparticles, which can be used to identify different diseases from a simple breath test.[11] Varying amounts of 13 volatile organic compounds are present in illnesses such as lung cancer and Parkinson's disease. The Institute's sensors could identify the specific disease 86% of the time after allowing for factors such as age and gender. Although not yet accurate enough for use in real-life diagnoses, there is genuine potential for this new technology to be an efficient, non-invasive way of detecting early-stage disease.

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Supply

Total supply grew 5% in 2016, with pronounced year-on-year growth in recycled gold and net producer hedging.

- **2016 mine production was flat but there are signs of renewed interest in exploration**
- **Full year net producer hedging doubled to 26.3t**
- **Recycling rose 17% in 2016 as consumers responded to the higher price**

Tonnes	2015	2016	YoY
Total supply	4,363.1	4,570.8	▲ 5%
Mine production	3,233.0	3,236.0	▲ 0%
Net producer hedging	13.5	26.3	▲ 95%
Recycled gold	1,116.5	1,308.5	▲ 17%

Mine production

Mined gold totalled 3,236t in 2016, virtually unchanged from 2015. Production peaked in Q3, when 850.4t was brought on to the market, before falling back to 810.9t in Q4 (-2% y-o-y).

Indonesia saw the largest gains in Q4 (more than 7t y-o-y). This was due to the mining of higher-grade ore – something of a current industry trend – at Grasberg, which promises to boost Indonesian production further in 2017. Production in Suriname also grew in Q4 (3t y-o-y), as Newmont's Merian mine began commercial production in October.

Russian Q4 production (-6t y-o-y) was hit by flooding at some of the largest operations, while production in Mongolia fell by 5t y-o-y due to the mining of lower grade ore at Oyu Tolgoi. The Q4 decline in Mali (-4t y-o-y) was partly due to a comparison with a high base quarter.

Plateauing production is inevitable given industry cost-cutting since 2013. Gold miners recognise that the capital-intensive nature of the industry is driven by two key factors: the costs of extracting gold from the ground, and the costs associated with replacing those gold reserves. Despite the need for strategic reserve levels to be maintained, the project pipeline is considerably thinner and exploration budgets were cut in recent years.

But 2016 signalled a renewed vigour for exploration; increased project development may be around the corner. Higher local gold prices, coupled with lower costs, allowed producers to reap higher margins. Coffers were boosted, providing opportunities for a pick-up in brownfield and, to a lesser extent, greenfield spending. In November, a Moody's report predicted that the higher average gold price in 2016 will spur an increase in capital spending over the coming year. [12] SNL Metals & Mining, in its recent Gold Mined Supply Report, also highlighted renewed interest in exploration in the latter part of 2016.[13] Acacia Mining is a prime example; it expects its 2017 greenfield budget to be around 15% higher than in 2016 [14], with CEO Brad Gordon telling Reuters [15], "This is part of our long-term strategy to invest in exploration when the rest of the industry is walking away from that".

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140 120 The recent jump in significant exploration announcements may signal a forthcoming rise in project development. 2,000 1,800 1,600 100 1,400 1,200 80 1,000 60 800 40 600 400 20 200 0 0 200820092010201120122013201420152016 [GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE]Significant exploration announcements Gold Price (US$/oz, Mth.Avg, rhs) Note: A significant exploration announcement refers to reported drill results which are flagged as being of a certain value -based on grade, interval width and the yearly nominal metal prices. Source: SNL Metals & Mining ICE Benchmark Administration? World Gold Council Increased exploration is unlikely to affect mine production anytime soon. A greater focus on project development is understandable. Large -scale discoveries of gold are becoming rarer.16 But the gold price will continue to dictate the speed of this development. What’s more, given the long lead times involved, it is unlikely that new discoveries or major project developments will significantly impact annual production for the foreseeable future. Net producer hedging 2016 saw a near -doubling of annual net producer hedging, to 26.3t from 13.5t. Gold producers, who have struggled with the falling gold price in recent years, saw an opportunity to secure cash flow at higher prices. The first and second halves of the year were polar opposites. In the first half, net hedging was a feature of the market (70.4t), as strong price gains – around 25% by mid -year – prompted some miners to act. Currency movements had driven the gold price up to record levels in some key producer currencies. But in the second half of the year the price struggled to hold onto these gains, leading to a shift in tone with producers less keen to hedge in a falling price environment. Net de -hedging (of 44.1t) was a feature of Q3 and Q4. Recycled gold The growth in recycling in 2016, up 17% from 1,116.5t to 1,308.5t, was concentrated in the first three quarters. At its peak, gold was almost 30% from end -2015 levels? these higher prices created an environment in which recycling thrived. 2012 2011 2013 Annual recycling climbed 17% in 2016 fuelled by the rise in the gold price. 2014 2016 2010 2015 2009 2008 2007 2006 2005 1996 2003 1999 2001 20021998

Higher prices in 2016 boosted recycled supply



Gold (US$/oz, Ann.Avg)
Annual recycling climbed 17% in 2016 fuelled by the rise in the gold price.
Recycled gold (tonnes)

Source: Metals Focus; GFMS, Thomson Reuters; World Gold Council

In Western markets, Q4 recycling volumes were 4% higher than Q4 2015, but 10% lower than Q3 2016. The lower price in Q4 dented US recycling. But European recycling levels were healthier as a weaker euro supported the local gold price. The available pool of near-market supplies was also a factor, with some European markets, such as Spain and Italy, having a greater volume of available stock to recycle.

The Middle East saw a regional rise of 28% in Q4, predominantly due to Egypt, where currency weakness encouraged consumers to sell back. Turkey was a key exception, both regionally and globally: recycling fell in Q4 on the back of a rallying cry by President Erdogan [17] for Turks to forgo holding foreign currencies in favour of gold or the lira.

Recycling in India was hit by the government's shock demonetisation announcement, falling 36% y-o-y and 67% q-o-q in Q4. The liquidity crunch affected jewellers, who struggled to obtain cash to purchase gold from consumers, blocking a key recycling channel and resulting in a surge in gold-for-gold exchange. In East Asia, Q4 recycling was up 7% y-o-y, but down 44% from Q3 as the focus switched to buying gold ahead of the Chinese New Year (28th January).

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Footnotes
1. Read more: http://indianexpress.com/article/business/businessothers/
demonetisationjewellersunderitscannerforsubrs2lakhsplitofsales4375907/
2. Read more: https://www.ft.com/content/c9f7d320dee711e69d7cbe108f1c1dce
3. Read more: https://www.ipsos.com/sites/default/files/201612/
Europe_in_2016.pdf
4. For background information on the consumer response to October’s price dip, please see Gold Demand Trends, Third quarter 2016: Focus: Q4 update – impact of prices on consumer demand http://www.gold.org/supplyanddemand/
golddemandtrends/
backissues/
golddemandtrendsq32016/
focusq4consumerdemand.
5. For a definition of Tier 1 and 2 cities, refer to the glossary of ‘China: progress and prospects
http://www.gold.org/supplyanddemand/
chinasgoldmarketprogressprospects’,
World Gold Council, April 2014
6. Read more: http://www.gold.org/research/indiagoldmarket
7. Read more: http://vietnamnews.vn/economy/347555/ministryofpublicsecuritytotracedemonetisationrumourmonger.
html#YOiCxyyu44gUjjod.97
8. Read more: http://www.gold.org/supplyanddemand/
golddemandtrends/
backissues/
golddemandtrendsq32016/
centralbanks
9. For Jordan: data is to endOctober;
for Venezuela: data is to endSeptember.
10. To endNovember.
11. Read more: https://www.engadget.com/2016/12/29/simplebreathtestcandetectcancerand16otherdiseases/
12. Read more: https://www.moodys.com/research/MoodysGoldminerstoinvestmorein2017makingprojectPR_
358521?
WT.mc_id=AM%7eRmluYW56ZW4ubmV0X1JTQl9SYXRpbmdzX05ld3NfTm9fVHJhbnNsYXRpb25z%7e20161123_PR_358521
13. Gold Mined Supply December 2016: Shortterm
plans, shortsighted
benefits, SNL Metals & Mining, December 2016
14. Read more:
http://www.acaciamining.com/~/media/Files/A/Acacia/presentations/2016/Exploration%20Roundtablev2%20%
20Nov%202016.pdf
15. Read more: http://uk.reuters.com/article/acaciaminingexplorationidUKL8N1DV4AT
16. Major Gold Discoveries, 19902015,
SNL Metals & Mining, June 2016
17. Read more: https://www.bloomberg.com/news/articles/20161216/
turksseekgoldmorethanlirasinresponsetoerdoganscall
14

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